Exhibit 12
Equity LifeStyle Properties, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2006	2005	2004	2003	2002

Income from continuing operations before allocation to minority interests	$36,844	$7,306	$14,287	$28,431	$32,674
Fixed Charges	119,299	114,686	102,218	69,458	61,977

Earnings	$156,143	$121,992	$116,505	$97,889	$94,651

Interest incurred	100,404	97,894	88,985	53,180	49,714
Amortization of deferred financing costs	2,757	2,818	2,169	5,026	1,011
Perpetual Preferred OP unit Distributions	16,138	13,974	11,248	11,252	11,252

Fixed Charges	$119,299	$114,686	$102,402	$69,458	$61,977

Earnings/Fixed Charges	1.31	1.06	1.14	1.41	1.53